SAPIENTX, INC.
A Delaware Corporation

Financial Statements and
Independent Accountants' Report

December 31, 2022 and January 31, 2022

SAPIENTX, INC.

11 months ended December 31, 2022 and the Year ended January 31, 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
SapientX, Inc.

We have reviewed the accompanying financial statements of SapientX, Inc. (a corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the 11 months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SapientX, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying 11 months ended December 31, 2022, financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on January 31, 2022, Financial Statements

The year ended January 31, 2022, financial statements were audited by us, and we expressed an unmodified opinion on them in our report dated May 31, 2022. We have not performed any auditing procedures since that date.

Fruci & Associates II, PLLC

Spokane, Washington
November 28, 2023

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

SapientX, Inc.
BALANCE SHEETS

December 31, 2022 (unaudited) and January 31, 2022 (audited)

Assets

		12/31/2022		1/31/2022
Current assets				
Cash and cash equivalents	$	875,580	$	5,445
Accounts receivable		-		28,998
Escrow receivable		22,162		22,162
Prepaid expenses		3,650		1,674
Other Assets		117,638		-
Deferred offering costs		26,057		26,057
Total current assets		1,045,087		84,336
Property and equipment, net		13,133		10,823
Total assets	$	1,058,220	$	95,159

Liabilities and Stockholders' Equity (Deficit)

		12/31/2022		1/31/2022
Current liabilities				
Accounts payable and accrued expenses	$	30,716	$	35,829
Note payable - related party, net		149,620		191,538
Advances - related party		29,831		69,831
Total current liabilities		210,167		297,198
Total liabilities		210,167		297,198
Commitments and contingencies		-		-
Stockholders' equity (deficit)				
Preferred stock Series Seed, $0.0001 par value, 815,750 shares authorized; 815,750 shares issued and outstanding		82		82
Preferred stock Series Seed 1, $0.0001 par value, 90,000 shares authorized; 90,000 shares issued and outstanding		9		9
Preferred stock Series Seed 2, $0.0001 par value, 1,670,000 shares authorized; 1,280,998 shares issued and outstanding		129		129
Preferred stock Series Seed 3, $0.0001 par value, 6,427,387 shares authorized; 3,272,409 shares issued and outstanding		327		-
Common stock, $0.0001 par value, 12,600,000 shares authorized; 8,000,000 shares issued and outstanding		800		800
Additional paid-in capital		3,681,812		1,636,160
Shares to be Issued		32,162		32,162
Accumulated deficit		(2,867,268)		(1,871,381)
Total stockholders' equity (deficit)		848,053		(202,039)
Total liabilities and stockholders' equity (deficit)	$	1,058,220	$	95,159

See independent accountants' report and accompanying notes to the financial statements.

SapientX, Inc.
STATEMENTS OF OPERATIONS

11 Mo. Ended December 31, 2022 (unaudited) and the year ended January 31, 2022 (audited)

	12/31/2022	1/31/2022
Sales	**$ -**	$ 38,998
Operating expenses		
Wages and related expense	**311,319**	189,760
Professional fees	**383,015**	133,264
Other operating expenses	**116,392**	110,093
Programming and development	**-**	88,254
General & administrative	**164,775**	62,185
Depreciation & amortization	**10,036**	7,717
Travel	**8,600**	3,762
Total operating expenses	**994,137**	595,035
Operating loss	**(994,137)**	(556,037)
Other expenses		
Interest expense	**(1,750)**	(11,633)
Net loss before income taxes	**(995,887)**	(567,670)
Provision for income taxes	-	-
Net loss	**$ (995,887)**	$ (567,670)

SapientX, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

11 Mo. Ended December 31, 2022 (unaudited) and the year ended January 31, 2022 (audited)

	Preferred Stock Series Seed		Preferred Stock Series Seed - 1		Preferred Stock Series Seed - 2		Preferred Stock Series Seed - 3		Common Stock					
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Additional Paid-In Capital**	**Shares to be Issued**	**Accumulated Deficit**	**Total**
Balance, January 31, 2021	815,750	$ 82	90,000	$ 9	975,672	$ 98	-	$ -	8,000,000	$ 800	$ 1,360,976	$ -	$ (1,303,711)	$ 58,254
Issuance of preferred stock for cash	-	-	-	-	305,326	31	-	-	-	-	170,977	-	-	171,008
Stock to be issued for preferred stock	-	-	-	-	-	-	-	-	-	-	-	32,162	-	-
Stock-based compensation											104,207			
Net loss														
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(567,670)	(567,670)
Balance, January 31, 2022 (audited)	815,750	82	90,000	9	1,280,998	129	-	-	8,000,000	800	1,636,160	32,162	(1,871,381)	(202,039)
Issuance of preferred stock for cash	-	-	-	-	-	-	3,272,409	327	-	-	1,943,487	-	-	1,943,814
Stock to be issued for preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	102,165	-	-	102,165
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(995,887)	(995,887)
Balance, December 31, 2022 (unaudited)	815,750	$ 82	90,000	$ 9	1,280,998	$ 129	3,272,409	$ 327	8,000,000	$ 800	$ 3,681,812	$ 32,162	$ (2,867,268)	$ 848,053

See independent accountants' report and accompanying notes to the financial statements.

SapientX, Inc.
STATEMENTS OF CASH FLOWS

11 Mo. Ended December 31, 2022 (unaudited) and the year ended January 31, 2022 (audited)

	12/31/2022	1/31/2022
Cash flows from operating activities		
Net loss	**$ (995,887)**	$ (567,670)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization	**(2,310)**	7,717
Stock-based compensation	**102,165**	104,207
Amortization of imputed interest discount	**-**	10,260
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	**28,998**	(28,998)
Deferred offering costs	**-**	(16,057)
Prepaid expenses	**(1,976)**	(1,219)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	**(5,113)**	8,397
Net cash used in operating activities	**(874,123)**	(483,363)
Cash flows from investing activities		
Purchase of property and equipment	**-**	(13,122)
Net cash used in investing activities	**-**	(13,122)
Cash flows from financing activities		
Proceeds from issuance of preferred stock-net	**1,826,822**	171,008
Proceeds on shareholder loan	**251,784**	270,722
Payments on shareholder loan	**(293,702)**	(224,000)
Payments on shareholder advances	**(78,000)**	-
Proceeds from shareholder advance	**37,354**	55,000
Net cash provided by financing activities	**1,744,258**	272,730
Net increase (decrease) in cash and cash equivalents	**870,135**	(223,755)
Cash and cash equivalents at beginning of year	**5,445**	229,200
Cash and cash equivalents at end of year	**$ 875,580**	$ 5,445
Supplemental Disclosure		
Interest paid	**$ -**	$ -
Taxes paid	**$ -**	$ -
Supplemental Noncash Investing and Financing Activities		
Shares to be issued held in escrow	**$ 32,162**	$ 32,162

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of SapientX, Inc. (“the Company”) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity.

Business activities

SapientX, Inc. was incorporated on April 6, 2016 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence (“AI”) software that can be integrated into any platform and works with or without an internet connection.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year end is December 31. This was changed in the 11 months ending December 31, 2022 from a fiscal year end of January 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management’s evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 and $0 as of December 31, 2022 and January 31, 2022, respectively.

As of December 31, 2022 100% of receivables were from two customers.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally three years for all assets.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on December 31, 2022 and January 31, 2022.

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes.

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes.

As of December 31, 2022 all intangible assets had been fully amortized.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $119,191 and $14,341 for the 11 months ended December 31, 2022 and the year ended January 31, 2022, respectively, recorded under General & Administrative Expenses in the statements of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily records revenue for services and licensing fees and recognizes revenue ratably over the service period, when the Company's performance obligation to deliver services have been achieved.

For the period ended December 31, 2022 there was $0 revenue and as of January 31, 2022, all revenue recognized was from two customers.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Intangible Assets

Intangible assets consist of the following on December 31:

	12/31/2022	1/31/2022
Software	$ 214,000	$ 214,000
Trademark	10,000	10,000
	224,000	224,000
Accumulated amortization	(224,000)	(224,000)
Intangible assets, net	$ -	$ -

Amortization expense for the years ended December 31, 2022 and 2021 was $0 and $0, respectively.

Note 3 – Property and Equipment

Property and equipment consist of the following on December 31:

	12/31/2022	1/31/2022
Computer equipment	$ 21,049	$ 13,122
Total	21,049	13,122
Accumulated depreciation	(7,916)	(2,299)
Property and equipment, net	$ 13,133	$ 10,823

Depreciation expense for the years ended December 31, 2022 and 2021 was $5,618 and $2,299, respectively.

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

	12/31/2022	1/31/2022
Note payable to a related party with an imputed interest rate of 8%. Note is unsecured and maturity date is December 31, 2022. Payment of principal and accrued interest due in full upon maturity.	$ 149,620	$ 191,538
Total notes payable	$ 149,620	$ 191,538

In addition, there is an advance to the Company of $29,831 as of December 31, 2022 and $69,831 as of January 31, 2022. There is no underlying agreement with no due date or interest payments required.

Future minimum payments for each of years ended December 31 are as follows:

2023	$	149,620
2024		-
2025		-
2026		-
2027		-
Thereafter		-
	$	149,620

During 2020, the Company converted outstanding shareholder advances of $176,464 into a promissory note. The loan is non-interest bearing with a maturity date of December 31, 2022 and allows the Company to borrow additional proceeds up to $286,033. At December 31, 2022 and January 31, 2022, shareholder loans outstanding were $149,620 and $191,538, respectively. The note is recorded at the present value of the future cash flows, utilizing an imputed interest of 8%, which is fully amortized at as of December 31, 2022. The difference between the present value and face value of the note is reflected as a contra-liability and is amortized to interest expense over the life of the note. For the 11 months ended December 31, 2022 and the year ended January 31, 2022, the Company recognized interest expense associated with amortization of imputed interest discount of $0 and $10,260, respectively.

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $2,867,268 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management’s plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Common Stock

At both December 31, 2022 and January 31, 2022, the Company has 12,600,000, $0.0001 par value, shares of common stock authorized, with 8,000,000 shares issued and outstanding. There were no common stock transactions during the 11 months ending December 31, 2022 and year ending January 31, 2022.

Note 7 – Preferred Stock

Preferred Stock Series Seed: The Company has 815,750, $0.0001 par value shares of preferred stock authorized at both January 31, 2022 and 2021. At December 31, 2022 and January 31, 2022, there were issued and outstanding preferred shares of 815,750.

Preferred Stock Series Seed 1: The Company has 90,000, $0.0001 par value shares of preferred stock authorized at both January 31, 2022 and 2021. At December 31, 2022 and January 31, 2022, there were issued and outstanding preferred shares of 90,000.

Preferred Stock Series Seed 2: The Company has 1,670,000, $0.0001 par value shares of preferred stock authorized at both January 31, 2022 and 2021. At December 31, 2022 and January 31, 2022, there were issued and outstanding preferred shares of 1,280,998.

Preferred Stock Series Seed 3: The Company conducted an offering of its series seed preferred stock during the 11 months ended December 31, 2022, issuing 3,272,409 shares of series seed 3 preferred stock for net proceeds of $1,880,066. Direct costs associated with the offering, including sharefunding, brokerage, and legal fees, totaled $233,669, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

Holders of series seed, series seed-1 and series seed-2, and series seed-3 preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

Note 8 – Stock Options

During 2017, the Company executed the 2016 Stock Option Plan, which authorized the issuance of up to 10,000,000 shares of the Company's common stock, of which 2,000,000 were reserved for the issuance of stock options. During 2022 and 2021, the Company issued 280,000 and 311,000 stock options, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price ranging from $0.23 - $0.77 per share. The options vest ratably over four years from the date of grant.

A summary of option activity is as follows:

	Options - Common Share Equivalents		Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding January 31, 2021	2,744,450	$	0.23	1.89
Granted	280,000		0.62	-
Expired/Forfeited	(426,900)		0.63	-
Exercised	-		-	-
Outstanding January 31, 2022	2,597,550	$	0.66	1.83
Granted	0			
Expired/Forfeited	(2,116,550)			
Exercised	0			
Outstanding December 31, 2022	481,000		0.61	6.08

The options issued were valued using the Black Scholes Merton pricing model and resulted in share based compensation expense for vested portion of stock options issued of $102,165 and $104,207 as of December 31, 2022 and January 31, 2022, respectively, and was recorded under the heading 'Other operating expenses' in the statements of operations. At December 31, 2022, there is $103,900 of unrecognized stock-based compensation expense. The assumptions utilized in the calculation of the fair value of the stock options issued are as follows:

	12/31/2022	1/31/2022
Expected term	**2.5 years**	2.5 years
Stock price on grant date	**$0.64**	$ 0.64
Interest rate	**0.27% - 0.59%**	**0.27% - 0.59%**
Volatility	**69% - 74%**	**69% - 74%**
Dividend yield	**None**	**None**

Note 9 – Related Party Transactions

During 2022 and 2021, cash was advanced to the Company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At December 31, 2022 and January 31, 2022, shareholder advances outstanding were $29,831 and $69,831, respectively.

Note 10 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2019 are open for inspection. The Company is also required to file taxes in the State of California.

The Company currently has a tax net operating loss of approximately $2,900,000 for which it may receive future tax benefits. However, as of December 31, 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $600,000 and the valuation allowance is $600,000 which nets to a deferred tax asset of $0 as of December 31, 2022. The deferred tax asset and valuation allowance as of January 31, 2021 is approximately $535,000 representing a change of $65,000 on the allowance from 2022 to 2023.

Note 11 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies

as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 12 – Subsequent Events

Management has evaluated subsequent events through November 28, 2023, which is the date these financial statements were available to be issued and noted no subsequent events for disclosure.